SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C. 20549

                            AMENDMENT NO. 3 TO
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        HANOVER GOLD COMPANY, INC.
                            (Name of Issuer)

                              COMMON STOCK
                     (Title of class of securities)

                                401799100
                             (CUSIP Number)
                  _______________________________________

                          James A. Fish, Esquire
                           N.A. Degerstrom, Inc.
                         3303 North Sullivan Road
                              P.O. Box 425
                     Spokane, Washington 99210-0425
                             (509) 928-3333

                              with a copy to

                            Douglas J. Siddoway
                          Randall & Danskin, P.S.
                      1500 Seafirst Financial Center
                        601 West Riverside Avenue
                        Spokane, Washington 99201
                             (509) 747-2052
               (Name, address and telephone number of person
            authorized to receive notices and communications)
                ________________________________________

                            October 16, 1996
        (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].





                         Exhibit Index at page 16.


                            Page 1 of 18 pages.





                             INTRODUCTION

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is filed for the purposes of amending the Schedule 13D filed on July 27, 1995 (the "Initial Statement"), as amended on March 7, 1996 ("Amendment No. 1") and June 25, 1996 ("Amendment No. 2") to: (i) include the names of Robert L. Sterling, Gary A. Craig, Armand A. Hansen, Michael D. Cannon and Wayne L. Schoonmaker who, although not a part of the Degerstrom group when the company filed its Initial Statement and subsequent amendments, became members of the group when they thereafter acquired shares of stock and (ii) include information with respect to additional shares of common stock ("Common Stock") acquired by certain reporting persons subsequent to the dates of the Initial Statement and Amendments No. 1 and 2, pursuant to the securities purchase agreement dated effective as of June 1, 1995, as amended effective October 31, 1995, December 1, 1995 and March 3, 1996 (as amended, the "Purchase Agreement").

As previously reported in the Initial Statement and in Amendments No. 1 and 2, Hanover was obligated to issue and sell, and Neal A. Degerstrom and permitted assigns were obligated to purchase, an aggregate of 6,000,000 shares of Common Stock under the Purchase Agreement. The purposes of the Purchase Agreement were to provide Hanover with funds sufficient to meet its obligations to the holder of certain mining properties in which Hanover has an interest, and to provide Mr. Degerstrom and his permitted assigns with a meaningful ownership interest in Hanover. Mr. Degerstrom and the permitted assigns have each represented and warranted to Hanover that they are accredited and sophisticated investors within the meaning of Rule 501(a)(5) and (6) and Rule 506(b)(2)(ii) under the Securities Act of 1933, as amended. All of the 6,000,000 shares, contractually required to be purchased, pursuant to the Purchase Agreement, (542,858 shares subsequent to filing Amendment No. 2) have been acquired by the group and the obligation extinguished.










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                                       2

1)  Name of Reporting Person:  Michael D. Cannon

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  10,000 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power:  10,000 share of Common Stock.
Each Reporting
Person With        (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  0.05%

14)  Type of Reporting Person (See Instructions):  IN





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                                     3

1)  Name of Reporting Person:  Gary A. Craig

2)  Check the Appropriate Box if a Member of a Group (See Instructions).

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  110,000 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power: 110,000 shares of Common Stock.
Each Reporting
Person With        (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 110,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  0.58%

14)  Type of Reporting Person (See Instructions:)  IN




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                                      4

1)  Name of Reporting Person:  Michael Coleman

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  53,000 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power:  53,000 shares of Common Stock.
Each Reporting
Person With        (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 53,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by  Amount in Row (11):  0.28%

14)  Type of Reporting Person (See Instructions):  IN




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                                       5

1)  Name of Reporting Person:  Neal A. Degerstrom

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                 (7)  Sole Voting Power:  1,063,200 shares of Common Stock.
Number of
Shares Bene-     (8)  Shared Voting Power:  None
ficially
Owned by         (9)  Sole Dispositive Power: 1,063,200 shares of Common Stock.
Each Reporting
Person With      (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,663,200 shares of Common Stock. (1,600,000 shares are owned indirectly through N.A. Degerstrom, Inc.)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  14.13%

14)  Type of Reporting Person (See Instructions):  IN




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                                     6

1)  Name of Reporting Person:  James A. Fish

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  103,000 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power: 103,000 shares of Common Stock.
Each Reporting
Person With        (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 103,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  0.55%

14)  Type of Reporting Person (See Instructions):  IN





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                                       7

1)  Name of Reporting Person:  Armand Hansen

2)  Check the Appropriate Box if a Member of Group (See Instructions)

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Precedents is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  20,000 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power:  20,000 shares of Common Stock.
Each Reporting
Person With        (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  0.11%

14)  Type of Reporting Person (See Instructions):  IN





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                                     8

1)  Name of Reporting Person:  Wayne L. Schoonmaker

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)  X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  12,000 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power:  12,000 shares of Common Stock.
Each Reporting
Person With        (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 12,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  0.06%

14)  Type of Reporting Person (See Instructions):  IN




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                                     9

1)  Name of Reporting Person:  Bob Sterling

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  100,000 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power: 100,000 shares of Common Stock.
Each Reporting
Person With        (10)  Share Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  0.53%

14)  Type of Reporting Person (see Instructions):  IN





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                                      10

1)  Name of Reporting Person:  Hobart Teneff

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  671,000 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power: 671,000 shares of Common Stock.
Each Reporting
Person With        (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 671,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  3.56%

14)  Type of Reporting Person (See Instructions):  IN





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                                     11

1)  Name of Reporting Person:  William Winkler

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)   X

3)  SEC Use Only __________________________________________________

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e): __

6)  Citizenship or Place of Organization:  US

                   (7)  Sole Voting Power:  110,800 shares of Common Stock.
Number of
Shares Bene-       (8)  Shared Voting Power:  None
ficially
Owned by           (9)  Sole Dispositive Power: 110,800 shares of Common Stock.
Each Reporting
Person With        (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 110,800 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___

13)  Percent of Class Represented by Amount in Row (11):  0.58%

14)  Type of Reporting Person (See Instructions):  IN





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                                      12

Item 1. SECURITY AND ISSUER.

This Amendment No. 3 relates to the Common Stock of Hanover. The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of Hanover are located at 1000 Northwest Boulevard, Suite 100, Coeur d'Alene, Idaho 83814.

Item 2.  IDENTITY AND BACKGROUND.

The persons filing this statement are: Neal A. Degerstrom, N.A. Degerstrom, Inc., James F. Etter, Hobart Teneff, Raymond A. Hansen, Michael Coleman, Susan Roberts, James Bradbury, Frank Duval, James A. Fish, Merlin Bingham, Fred Owsley, Chester Chastek, Steve Teneff, Roy Pearson, John L. Czinger, Robert Kistler, James J. Workland, David J. Levitch, John F. Steinmetz, William Winkler, Frank Sallee, Ralph T. Welsh, Thomas R. Schenk, David Peterson, Bob Sterling, Gary Craig, Armand Hansen, Michael D. Cannon and Wayne L. Schoonmaker. Specific information with respect to each such person, other that Bob Sterling, Gary Craig, Armand Hansen, Michael D. Cannon and Wayne L. Schoonmaker, was reported in the Initial Statement and in Amendments No. 1 and 2.

The reporting persons whose ownership of Common Stock of Hanover has changed subsequent to Amendment No. 2 are James A. Fish, William Winkler, Hobart Teneff, Michael Coleman, and Neal A. Degerstrom. Specific information with respect to Bob Sterling, Gary Craig, Armand Hansen, Michael D. Cannon and Wayne
L. Schoonmaker who previously were not reporting persons, is set forth below. Other information concerning the permitted assigns of Neal A. Degerstrom under the Purchase Agreement, all of whom are reporting persons, was previously reported in the Initial Statement and in Amendments No. 1 and 2.

1.   (a)  Name:  Bob Sterling
     (b)  Business or Residence Address:  230 N. Division St., Spokane,
                WA  99202
     (c)  Present Principal Occupation or Employment, and Address of Employer:
                President of Sterling Enterprises
                230 N. Division Street
                Spokane, WA
     (d)  Criminal Convictions within Past Five Years:  None
     (e)  Civil Securities Proceedings within Past Five Years:  None
     (f)  Citizenship:  United States

2.   (a)  Name:  Gary Craig
     (b)  Business or Residence Address:  3303 N. Sullivan Rd., Spokane,
                WA  99216
     (c)  Present Principal Occupation or Employment and Address of Employer:
                Mining Project Manager for N.A. Degerstrom, Inc.
                P.O. Box 975, Soda Springs, Idaho 83276
     (d)  Criminal Convictions within Past Five Years:  None
     (e)  Civil Securities Proceedings within Past Five Years:  None
     (f)  Citizenship:  United States

3.   (a)  Name:  Armand Hansen
     (b)  Business or Residence Address:  S. 1407 Garry Rd., Liberty Lake,
                WA  99019
     (c)  Present Principal Occupation or Employment, and Address of Employer:
                Vice President of Operations for N.A. Degerstrom Inc.
                3303 N. Sullivan Rd., Spokane, WA  99216
     (d)  Criminal Convictions within Past Five Years:  None
     (e)  Civil Securities Proceedings within Past Five Years:  None
     (f)  Citizenship:  United States

4.   (a)  Name:  Michael D. Cannon
     (b)  Business or Residence Address: 720 E. Plateau Rd., Spokane, WA  99203
     (c)  Present Principal Occupation or Employment, and Address of Employer:
                Secretary/Treasurer of N.A. Degerstrom Inc.,
                3303 N. Sullivan Rd., Spokane, WA  99216
     (d)  Criminal Convictions within Past Five Years:  None
     (e)  Civil Securities Proceedings within Past Five Years:  None
     (f)  Citizenship:  United States

5.   (a)  Name:  Wayne L. Schoonmaker
     (b)  Business or Residence Address: 1000 Northwest Blvd. Suite 100,
                Coeur d'Alene, ID  83814
     (c)  Present Principal Occupation or Employment, and Address of Employer:
                Independent Accounting Consultant
     (d)  Criminal Convictions within Past Five Years:  None
     (e)  Civil Securities Proceedings within Past Five Years:  None
     (f)  Citizenship:  United States

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock acquired pursuant to the Purchase Agreement by the above named individuals were purchased with the personal funds of such individuals.

Item 4.  PURPOSE OF TRANSACTION.

The Purchase Agreement was entered into in order to provide Hanover with funds sufficient to meet its obligations to the holder of certain mining properties in which Hanover has an interest, and in order to provide the purchasers, collectively, with a meaningful ownership interest in Hanover.

The Purchase Agreement provided, in part, that, at such time as the purchasers shall have purchased 2,857,142 shares pursuant to the Agreement, it is the parties intention that the purchasers shall have the exclusive right to nominate four members for election to Hanover's board of directors (which, if elected, would then constitute four members of Hanover's nine-member board of directors). The Purchase Agreement further provided that Hanover and its board of directors, consistent with their fiduciary obligations, shall take any and all such action as is appropriate and consistent with their powers to ensure that this right of nomination may be exercised by the purchasers, and that such right shall continue for so long as the purchasers collectively own at least fifteen percent (15%) of the issued and outstanding Common Stock. The Purchase Agreement also provided, in part, that, at such time as the purchasers shall have purchased 2,857,142 shares pursuant to the Agreement, it is the parties' intention that the purchasers shall have the exclusive right to nominate Hanover's president, that Hanover and its board of directors, consistent with their fiduciary obligations, shall take any and all such action as is appropriate and consistent with their powers to ensure that this right of nomination may be exercised by the purchasers, and that such right shall continue for so long as the purchasers collectively own at least fifteen percent (15%) of the issued and outstanding Common Stock. Mr. Degerstrom and his then permitted assigns exercised such nomination rights at meetings of the board of directors of Hanover held on August 17, 1995 and September 13, 1995, at which time Messrs. Degerstrom, Fish and Owsley, each of whom is a reporting person named herein, were elected to Hanover's board of directors. Mr. Degerstrom and his permitted assigns exercised their right to nominate Hanover's president at a meeting of the board of directors held on March 3, 1996, at which time James A. Fish was elected president.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

The purchasers under the Purchase Agreement own an aggregate of 6,000,000 shares of Common Stock of Hanover as of the date of this amended statement (October 16, 1996).

Based upon the 18,300,164 shares of Common Stock reported as outstanding by Hanover as of October 16, 1996, and taking into account the shares of Common Stock purchased pursuant to the Purchase Agreement as of the date of this Amended Statement, the above-named purchasers own, in the aggregate, approximately 31.84% of the outstanding Common Stock of Hanover at such date.

Except as previously reported in response to Item 6, below, there are no agreements, understandings or arrangements between or among any of the reporting persons with respect to the voting or disposition of the Common Stock of Hanover owned by such persons. On this basis, each of the reporting persons disclaims beneficial ownership of the Common Stock owned beneficially or of record by any other reporting person.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As previously reported, certain of the above-named purchasers were parties to a stock control agreement dated effective July 20, 1995, pursuant to which each purchaser was granted a right of first refusal to purchase any of the shares of Common Stock acquired by any other purchaser under the Purchase Agreement, in the event such purchaser received an offer to purchase such shares or otherwise determined to make such shares available for sale. Such agreement was terminated as of November 15, 1995.

Pursuant to an understanding between Neal A. Degerstrom and Frank Duval, each of whom is a reporting person, Mr. Duval has been granted an option to acquire one-half of the shares of Common Stock acquired by Neal A. Degerstrom under the Purchase Agreement, as amended, for the same consideration Mr. Degerstrom paid for such shares. Such understanding has not been memorialized in writing as of the date of this Amended Statement. Mr. Duval has waived his right under the option to acquire any of the shares acquired by Neal A. Degerstrom subsequent to the date of Amendment No. 2 (June 25, 1996) and reported in this Amendment No. 3.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit Number                      Description of Exhibit

                1 Securities Purchase Agreement dated effective June 1, 1995 between Hanover Gold Company, Inc. and
                                     N.A. Degerstrom (and Assigns).
                                     (Previously filed as Exhibit 1 to the
                                     Schedule 13D dated July 20, 1995.)

                2                    Stock Control Agreement among
                                     N.A. Degerstrom and Assigns.  Since
                                     terminated. (Previously filed as Exhibit 2
                                     to the Schedule 13D dated July 20, 1995)

                3 Amendment No. 1 to Securities Purchase Agreement dated Effective October 31, 1995 between Hanover Gold Company, Inc. and N.A. Degerstrom (and Assigns). Previously filed as Exhibit 3 to the first amended Scheduled 13D dated January 27, 1996.

                4 Amendment No. 2 to Securities Purchase Agreement dated effective December 1, 1995 between Hanover Gold Company, Inc. and N.A. Degerstrom (and Assigns). Previously filed as Exhibit 4 to the first amended
                                     Schedule 13D dated January 27, 1996.

                5 Amendment No. 3 to Securities Purchase Agreement dated effective March 3, 1996 between Hanover Gold Company, Inc. and N.A. Degerstrom (and Assigns). Previously filed as Exhibit 5 to the first amended
                                     Schedule 13D dated January 27, 1996.













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                                      17

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


/s/ Neal A. Degerstrom *                            Date:  October 31, 1996
---------------------------------
/s/ John L. Czinger *                               Date:  October 31, 1996
---------------------------------

/s/ James F. Etter*                                 Date:  October 31, 1996
---------------------------------
/s/ Robert Kistler*                                 Date:  October 31, 1996
---------------------------------

/s/ Hobart Teneff*                                  Date:  October 31, 1996
---------------------------------
/s/ David J. Levitch*                               Date:  October 31, 1996
---------------------------------

/s/ Raymond A. Hansen*                              Date:  October 31, 1996
---------------------------------
/s/ John F. Steinmetz*                              Date:  October 31, 1996
---------------------------------

/s/ Michael Coleman*                                Date:  October 31, 1996
---------------------------------
/s/ William Winkler*                                Date:  October 31, 1996
---------------------------------

/s/ Susan Roberts*                                  Date:  October 31, 1996
---------------------------------
/s/ Robert Kovacevich*                              Date:  October 31, 1996
---------------------------------

/s/ James Bradbury*                                 Date:  October 31, 1996
---------------------------------
/s/ Frank Sallee*                                   Date:  October 31, 1996
---------------------------------

/s/ James A. Fish                                   Date:  October 31, 1996
---------------------------------
/s/ Ralph T. Welsh*                                 Date:  October 31, 1996
---------------------------------

/s/ Frank Duval*                                    Date:  October 31, 1996
---------------------------------
/s/ Thomas R. Schenk*                               Date:  October 31, 1996
---------------------------------

/s/ Merlin Bingham*                                 Date:  October 31, 1996
---------------------------------
/s/ David Peterson*                                 Date:  October 31, 1996
---------------------------------

/s/ F.D. Owsley                                     Date:  October 31, 1996
---------------------------------
/s/ James J. Workland*                              Date:  October 31, 1996
---------------------------------

/s/ Chester Chastek*                                Date:  October 31, 1996
---------------------------------
/s/ Bob Sterling*                                   Date:  October 31, 1996
---------------------------------

/s/ Steve Teneff*                                   Date:  October 31, 1996
---------------------------------
/s/ Gary A. Craig*                                  Date:  October 31, 1996
---------------------------------

/s/ Roy Pearson*                                    Date:  October 31, 1996
---------------------------------
/s/ Armand G. Hansen*                               Date:  October 31, 1996
---------------------------------

/s/ Michael D. Cannon*                              Date:  October 31, 1996
---------------------------------
/s/ Wayne L. Schoonmaker*                           Date:  October 31, 1996
---------------------------------

*By /s/ James A. Fish                               Date:  October 31, 1996
    -----------------------------
       Attorney-in-Fact




                                       18